November 25, 2011

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:   Sanchez Energy Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed November 15, 2011

File No. 333-176613

Dear Mr. Schwall:

Set forth below are the responses of Sanchez Energy Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2011, with respect to Amendment No. 2 to the Company’s Form S-1 filed with the Commission on November 15, 2011, File No. 333-176613 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have also delivered six copies of this letter, Amendment No. 3, and Amendment No. 3 marked to show all changes made since Amendment No. 2 to the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

General

1.	We are in receipt of the confidential treatment request you filed on November 16, 2011. Comments related to that request, if any, will follow in a separate letter. Please be advised that our review of your registration statement will not be complete until we have taken final action on your request for confidential treatment. In that regard, you will not be in a position to request accelerated effectiveness for your registration statement until there are no remaining open issues, including any issues related to your pending confidential treatment request.

H. Roger Schwall

November 25, 2011

Response: We acknowledge the Staff’s comment and are withdrawing our confidential treatment request filed on November 16, 2011. We are also filing unredacted copies of Exhibits 2.2, 10.2 and 21.1 with Amendment No. 3.

2.	Please provide a price range and all related disclosure in your next amendment. In that regard, we refer you to prior comments 4, 6, and 12 from our letter to you dated September 29, 2011. As necessary, you may use brackets to identify information that may change in subsequent amendments. Also obtain and file as an exhibit the final, signed version of the legality opinion.

Response: We have revised the Registration Statement accordingly to include a range for the offering price per share and all related disclosure throughout the document. We are also filing a signed version of the opinion of our counsel as to the legality of the securities being registered.

3.	We remind you to comply with prior comments 1 and 5 from our letter to you dated September 29, 2011.

Response: We acknowledge the Staff’s comment and have made every attempt to comply with the Staff’s request. Specifically, we note that we have now filed all of the exhibits listed on the exhibit list of the Registration Statement and that we are not including any artwork or any graphics in the prospectus. We also note that we have filled in all blanks in the Registration Statement other than information which, pursuant to Rule 430A, we are permitted to omit. We also wish to inform the Staff that we submitted our listing application and related documentation to the New York Stock Exchange (“NYSE”) on November 17, 2011 and currently expect to receive notice of the approval of the listing of our shares on the NYSE prior to the start of the roadshow. Finally, we will ensure that representatives of the Financial Industry Regulatory Authority call or provide the Staff with a letter confirming that it (a) has finished its review and (b) has no additional concerns with respect to underwriting arrangements prior to requesting the acceleration of the effectiveness of the Registration Statement.

Prospectus Summary, page 1

4.	In your response to prior comment 3 from our letter to you dated November 8, 2011, you state that you have “20 (gross) proved undeveloped locations, 84 (gross) probable undeveloped locations and 75 (gross) possible undeveloped locations” from 958 identified gross drilling locations and that your “total identified drilling locations are calculated using approximately 120 acre spacing in our Eagle Ford Shale areas and approximately 80 acre spacing in our Haynesville Shale area”. Please amend your document to present also the number of such locations to which you have attributed proved undeveloped, probable undeveloped and possible undeveloped reserves (three figures in all).

Response: We have revised the Registration Statement accordingly. Please see pages 3 and 70.

H. Roger Schwall

November 25, 2011

5.	In that regard, we note your statement in your response letter that “the identification of the wells [you] plan to drill through the investing of the capital raised in this offering is material forward looking information to our investors.” Expand footnote (6) to your Use of Proceeds table on page 47 to clarify the number of wells, by disclosure or cross-reference, that will be drilled with these proceeds.

Response: We have revised the Registration Statement accordingly. Please see page 47.

Our Properties, page 3

6.	In our prior comment 6 from our letter to you dated November 8, 2011, we asked that you disclose the figures for oil separately from those for natural gas in descriptions involving statements of daily or cumulative production. Your amendment now presents statements such as “…production rate from this well was 242 bbl/d”. Please amend your document to identify figures for oil with units that include “bopd” or “bo.”

Response: We have revised the Registration Statement accordingly to reflect figures for oil throughout the document in “bopd” and “bo” units.

Our Competitive Strengths, page 5

7.	Please further revise your Business and Properties section to discuss in greater depth the nature of your competition and to identify your principal competitors. See prior comment 8 from our letter to you dated November 8, 2011. See also Item 101(c)(1)(10) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see page 83.

Our Principal Business Relationships, page 7

8.	We note your response to prior comment 9 from our letter to you dated November 8, 2011, and we reissue the comment in part. Please quantify the percentage SEP I will own. If the information may change prior to effectiveness of the registration statement, include brackets to indicate this.

Response: We have revised the Registration Statement accordingly. Please see pages 8, 10, 38, 55, 99 and 100.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

9.

We note your disclosure at page 47 and elsewhere that you plan to use a portion of your use of proceeds to fund a part of your $413 million capital expenditure budget for the next two years ending December 31, 2013. Please expand your disclosures to explain the impact on your liquidity and capital resources. In that regard, we also

H. Roger Schwall

November 25, 2011

note your statement at page 63, “We have not used debt financing in the past in connection with acquiring and developing our unconventional assets and have no immediate plans to put in place a credit facility.”

Response: We have revised the Registration Statement accordingly. Please see pages 6, 7, 57, 64, 72, 73 and 79.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 3; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please call Michael G. Long, our Senior Vice President, Chief Financial Officer and Secretary, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President, Chief Executive Officer and Chairman of the Board of Directors

cc:	Michael G. Long, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Robert G. Reedy, Porter Hedges LLP

Rockne Horvath, BDO USA, LLP